                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of  May 9, 1997

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


         Form 20-F  __X__                                  Form 40-F _____


         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   __X__                                           No  _____


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)



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                                   MICRO FOCUS
--------------------------------------------------------------------------------


Dear Shareholder,                                                     May 8 1997

                             ANNUAL GENERAL MEETING

The purpose of this letter is to explain the proposals set out below which will be considered as special business at the annual general meeting of the Company to be held on Wednesday, June 4 1997. The Notice of Meeting referred to in this letter is set out overleaf.

Your directors are proposing renewals of the Company's limited authority to purchase its own shares and the directors' limited authority to issue shares.

AUTHORITY TO DISAPPLY PRE-EMPTIVE RIGHTS (RESOLUTION 5)

Under the U.K. Companies Act 1985, the directors of the Company may only allot unissued shares if authorised to do so by the Articles of Association or by the shareholders in general meeting. Authority to issue all of the Company's unissued share capital was granted at the 1996 annual general meeting for a period of 5 years. The directors' authority to allot shares for cash other than in proportion to shareholdings was also granted in 1996 and expires at this annual general meeting.

Your directors are now seeking to renew, until the next annual general meeting, their authority to allot shares for cash other than in proportion to shareholdings. In the case of allotments other than for rights issues, the authority is limited to shares representing 5% of the current issued ordinary share capital, which amounts to a total of 767,094 shares.

RENEWAL OF AUTHORITY TO BUY OWN SHARES (RESOLUTION 6)

Your directors are seeking to renew, for a further year, the authority given to them at the annual general meeting held on June 19 1996 to authorise market purchases by the Company of a proportion of its ordinary shares, subject to the limits referred to below. Last year's authority has not in fact been utilised. The directors wish to renew the authority, which will apply to up to 1,534,189 ordinary shares, representing 10% of the issued ordinary share capital at April 30 1997. There is no intention at present to use the authority but the directors consider it advantageous for the Company to be in a position to make such purchases, if appropriate. Purchases will only be made where they are, in the opinion of the directors, in the interests of the Company and where they should result in an improvement in earnings per share for the remaining shareholders.

The price paid for shares would not be less than the nominal value of 10 pence per share nor more than 5% above the average middle market quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the 10 business days preceding the day on which the shares are purchased.

ACTIONS TO BE TAKEN

A form of proxy for use at the annual general meeting is enclosed. Your directors invite you to complete and return the form to the Company's Registrars as soon as possible. Return of a form of proxy will not prevent you from attending and voting in person at the meeting if you so wish.

Your directors are of the opinion that these proposals are in the best interests of both the Company and its shareholders. Accordingly they recommend you to vote in favour of the resolutions, as they intend to do in respect of their own beneficial shareholdings.

Yours faithfully,

/s/ J. Michael Gullard

J.   Michael Gullard
Chairman



Note:
In the period between January 31 1997 and April 30 1997:
 (i) There were no changes in the interests of the directors in the ordinary shares of the Company.
 (ii) Paul Adams was granted an option under the Company's share option plan to acquire 10,000 ordinary shares in the Company at GBP 10.59 per share.
 (iii) The Company has received notification under Sections 198 to 208 of the Companies Act 1985 of changes in interests of 3% or more in the issued share capital of the Company. Revised holdings are as follows:

                                            February 14 1997  April 30 1997
                                            ----------------  -------------
         The Prudential Corporation Group   1,493,099          1,574,099
         Paul O'Grady                         824,588            727,188
         Brian Reynolds                       775,000            500,000



Micro Focus Group Plc, Registered office:
The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN, UK. Registered in England No. 1709998.

                              MICRO FOCUS GROUP PLC
                        NOTICE OF ANNUAL GENERAL MEETING



Notice is hereby given that the fourteenth annual general meeting of Micro Focus Group Plc ("the Company") will be held at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, U.K. on Wednesday, June 4 1997 at 12.00 noon for the following purposes:

ORDINARY BUSINESS

 1.   ADOPTION OF FINANCIAL STATEMENTS

     To receive, consider and adopt the Directors' Report and audited financial statements for the year ended January 31 1997.

 2.   RE-ELECTION OF DIRECTOR

     To re-elect Paul Adams, who retires by rotation, as a director.

 3.   RE-ELECTION OF DIRECTOR

     To re-elect J. Michael Gullard, who retires by rotation, as a director.

 4.   AUDITORS

     To reappoint Ernst & Young as auditors and to authorise the directors to determine the auditors' remuneration.


SPECIAL BUSINESS

To consider and, if thought fit, pass resolutions 5 and 6, both of which will be proposed as special resolutions.

5.   RENEWAL OF AUTHORITY TO DISAPPLY PRE-EMPTIVE RIGHTS

     That the directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94(2) of the said Act) for cash pursuant to the authority conferred on June 19 1996 as if sub-section 89 (1) of the said Act did not apply to any such allotment, provided that this power shall be limited:

     (a) to the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

     (b) to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of GBP 76,709 (representing 5% of the issued share capital of the Company as at April 30 1997)

     and, further, that this power shall expire on the date of the next annual general meeting of the Company or, if earlier, 15 months after the date of passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

6.   RENEWAL OF AUTHORITY TO BUY OWN SHARES

     That the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act
     1985) of ordinary shares of 10 pence each in the share capital of the Company, provided that:

      (a)the  maximum  number  of  ordinary  shares  hereby   authorised  to  be
         purchased is 1,534,189 representing 10% of the issued share capital of the Company as at April 30 1997;

      (b)the minimum price which may be paid for an ordinary share is 10 pence which amount shall be exclusive of expenses;

      (c)the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, an amount (exclusive of expenses) equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the 10 business days immediately preceding the date of purchase;

      (d)the authority hereby conferred shall expire at the conclusion of the next annual general meeting of the Company after the date of passing of this resolution, unless such authority is renewed on or prior to such date; and

      (e)the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be completed or executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.


By Order of the Board

/s/ Loren E. Hillberg

Loren Hillberg
Secretary


Registered Office:
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN,  United Kingdom
May 8 1997


Notes:

1. A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote in his place. A proxy need not also be a member of the Company. Members wishing to vote by proxy may use the enclosed Form of Proxy.

2. To be valid, the Form of Proxy and any authority under which it is executed or a notarially certified copy of such authority must be lodged at the office of the Company's Registrar, Lloyds Bank Registrars, The Causeway, Worthing, West Sussex BN99 6DB, not later than 12.00 noon on Monday June 2 1997.

3. The Company pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, specifies that only those shareholders registered in the register of members of the Company as at 6.00 pm on June 2 1997 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 pm on June 2 1997 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

 4. The register of directors' interests and a memorandum of the principal terms of their service contracts will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the registered office of the Company from May 8 1997 until the date of the meeting, and at the meeting from fifteen minutes prior to its commencement until its conclusion.

                                   MICRO FOCUS

                                                             For Office Use Only
                                                         -----------------------
                                                                Number of Shares
                                                         -----------------------
                                                         -----------------------


                   Form of Proxy for Annual General Meeting of
             Micro Focus Group Plc at The Lawn, 22-30 Old Bath Road,
                  Newbury, Berkshire at 12 Noon on June 4 1997


I/We _______________________________________________________________________
(Full name(s) in block capitals please)
____________________________________________________________________________


of  ________________________________________________________________________

being a member/members of Micro Focus Group Plc hereby appoint the Chairman of the Meeting or (See Note 2)
____________________________________________________________________________

as my/our proxy vote for me/us on my/our behalf at the annual general meeting of the Company to be held at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, on Wednesday June 4 1997 and at any adjournment thereof.

Please indicate which way you wish your proxy to vote by inserting "X" in the appropriate space provided

ORDINARY RESOLUTIONS                         FOR     AGAINST

 1.   Receive Accounts                       [ ]       [ ]
 2.   Re-elect Paul Adams                    [ ]       [ ]
 3.   Re-elect J. Michael Gullard            [ ]       [ ]
 4.   Re-appoint the auditors and
     authorise their remuneration            [ ]       [ ]

SPECIAL RESOLUTIONS                          FOR      AGAINST

5.   Renew authority to disapply
     pre-emptive rights                      [ ]       [ ]
6.   Renew authority to buy
     own shares                              [ ]       [ ]

Unless otherwise instructed the proxy will at his/her discretion vote or abstain from voting as he/she thinks fit on any matter properly presented to the meeting.

Signature _______________________________________ Date ________________1997




Notes:
 1. In the case of joint holdings only one holder need sign but the names of all joint holders should be given. The vote of the first names in the register of members who tenders a proxy, will be accepted to the exclusion of the votes of other joint holders.
 2. The words "the Chairman of the Meeting" may be struck out and the name(s)of some other person(s) substituted; all alterations should be initialled.
 3. This form must be signed by the appointer or his attorney duly authorised in writing. A corporation must execute this form either under its Common Seal or under the hand of an officer duly authorised in writing.
 4. To be valid, this proxy, together with any authority under which it is executed or a notarially certified copy of such authority, must be lodged with the Company's Registrars at the address overleaf not less than 48 hours before the time of the annual general meeting.
 5. A member can appoint more than one person (who need not be a member) to act as his/her proxy. Appointment of a proxy will not prevent a member from attending and voting in person should he/she decide to do so.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Micro Focus Group Public Limited Company
                                                      (Registrant)


Date: May 12, 1997                     By: /s/ Loren E. Hillberg
                                           --------------------------
                                            Loren E. Hillberg
                                            Vice President and General Counsel